California Operations	Canadian Office
3116 Diablo Avenue	450 – 789 West Pender Street
Hayward, CA 94545	Vancouver, BC V6C 1H2
Phone: 510-293-1212	Phone: 604-687-3775
Fax: 510-293-9997	Fax: 604-689-7654
Email: info@valdor.com	Email: brian@valdor.com

NEWS RELEASE
EARLY WARNING REPORT - CHAIRMAN (NI 62-103/104)

Vancouver, British Columbia – July 17, 2014: The Board of Directors of Valdor Technology International Inc. (“Valdor”) (TSX-V: VTI) (OTC: VTIFF) reports that Mr. Elston Johnston, Chairman and Director of Valdor has a post-conversion beneficial ownership of 10.76% of Valdor's issued and outstanding common shares. There are currently 100,105,720 common shares issued and outstanding. As a result of the methods of calculating post-conversion beneficial ownership, Mr. Johnston is deemed to have control and direction over an aggregate (both directly and indirectly) 11,177,775 common shares, which includes 3,805,000 share purchase warrants that are available to him for exercise. Based on Valdor's issued and outstanding and the potential exercise of available warrants held, Mr. Johnston would have control and direction over 10.76% of Valdor's issued and outstanding common shares on an undiluted basis. The common shares held by Mr. Johnston were acquired for investment purposes. Mr. Johnston currently has no intent to exercise any of the available share purchase warrants.

Valdor has received a second set of comments from the US Securities and Exchange Commission (SEC) relative to listing on the OTCQB securities market (please see news release dated 14/3/26). Valdor plans to respond to these comments during the week of 14/7/21.

About Valdor Technology International Inc. (www.valdortech.com): Valdor is a technology company with two divisions: 1) A fibre optic components company specializing in the design, manufacture and sale of fiber optic splitters, connectors, laser pigtails and other optical and optoelectronic components, including some that use the Valdor proprietary and patented Impact MountTM technology. The company specializes in harsh environment products and in particular splitters and connectors and; 2) A streaming video company, Niagara Streaming Media, that markets the Niagara and GoStream product lines. Streaming video is the future of television. Niagara Streaming Media owns four patents.

The Valdor business plan incorporates growth by acquisition. For further information on Valdor’s product lines please visit www.valdor.com.

ON BEHALF OF THE BOARD OF DIRECTORS
OF VALDOR TECHNOLOGY INTERNATIONAL INC.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.